Qilian International Holding Group Ltd.

December 10, 2020

VIA EDGAR

Ms. Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Ltd. Amendment No. 6 to Registration Statement on Form F-1 Filed November 23, 2020 File No. 333-234460

Dear Ms. Bednarowski:

Qilian International Holding Group Ltd. (the “Company”, “Qilian,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 8, 2020 regarding its Amendment No.6 to Registration Statement on Form F-1 (the “Amendment No.6 to the Registration Statement”) publicly filed on November 23, 2020. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No.7 to the Registration Statement on Form F-1 (“Amendment No.7 to the Registration Statement”) is being submitted publicly to accompany this response letter.

Amendment No. 6 to Registration Statement on Form F-1

Use of Proceeds, page 32

1. As we previously requested, please the table on page 32 to reflect an offering size of 5,000,000 Ordinary Shares.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 34 of Amendment No.7 to the Registration Statement.

Business

Honors, Awards and Qualifications

Awards, page 73

2. We note you revised disclosure on page 73 regarding your award of Specialized and Innovative Little Giant Enterprise of China. Please briefly explain the criteria for selection for this award so that investors understand the significance of the award.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 77 of Amendment No.7 to the Registration Statement.

Executive Compensation, page 97

3. Please update your executive and director compensation disclosure to include any compensation for the fiscal year ended September 30, 2020 or explain why you are unable to do so.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 99 of Amendment No.7 to the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Zhanchang Xin
Zhanchang Xin
CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC